RiverNorth Managed Duration Municipal Income Fund, Inc.
325 North LaSalle Street, Suite 645
Chicago, Illinois 60654

July 22, 2019

Jay Williamson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Managed Duration Municipal Income Fund, Inc. (Registration Nos. 333-230421 and 811-23434)

Dear Mr. Williamson:

The undersigned, RiverNorth Managed Duration Municipal Income Fund, Inc., Registrant, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Commission consent to the filing of the amendment of the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective at 2:00 p.m., Eastern Daylight Time, on July 25, 2019, or as soon thereafter as practicable.

Very truly yours,

RiverNorth Managed Duration Municipal Income Fund, Inc.

By:
/s/ Marcus L. Collins
Marcus L. Collins